September 29, 2016

Office of Registration and Reports

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

RE:	AXA Premier VIP Trust (“Trust”)

File No. 811-10509/333-70754

To the Staff of the Commission:

Enclosed for filing on behalf of the Trust are the following documents:

1	a copy of the original Fidelity Bond, Policy No. 01-309-82-21 (the “Bond”) which reflects the Trust’s aggregate coverage under the Bond of $10,000,000 effective as of 12:01 a.m. April 11, 2016 through 12:01 a.m. April 11, 2017. (Exhibit A)

2	a copy of the resolutions adopted at a meeting of the Board of Trustees of the Trust held on March 10, 2016 at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, approved the Fidelity Bond for the Trust, AXA Equitable Funds Management Group, LLC, AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, effective as of April 11, 2016 and payment of the premium for the insurance coverage. (Exhibit B)

3	A copy of the Fidelity Bond Sharing Agreement with amendments. (Exhibit C)

The Trust is maintaining a joint insured bond in the amount of $10,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1 and the premium for this policy has been paid for the period of April 11, 2016 through April 11, 2017. If the Trust had not entered into a joint insured bond, it would have maintained a single insured bond in the same amount of $10,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1.

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Helen Espaillat
Helen Espaillat
Lead Manager-Legal Assistant

cc:	Patricia Louie

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

91222 (4/13)

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-309-82-21	REPLACEMENT OF POLICY NUMBER: 01-181-86-02

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

ITEM 1.	Name of Insured (herein called Insured): AXA PREMIER VIP TRUST

Principal Address:	1290 AVENUE OF THE AMERICAS
NEW YORK, NY 10104

ITEM 2.	Bond Period: from 12:01 a.m. April 11, 2016 to April 11, 2017 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

ITEM 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Limit of Liability	Deductible
Insuring Agreement A (Fidelity)	$10,000,000	$	NIL
Insuring Agreement B (Audit Expense)	$100,000		$10,000
Insuring Agreement C (On Premises)	$10,000,000		$100,000
Insuring Agreement D (In Transit)	$10,000,000		$100,000
Insuring Agreement E (Forgery or Alteration)	$10,000,000		$100,000
Insuring Agreement F (Securities)	$10,000,000		$100,000
Insuring Agreement G (Counterfeit Currency)	$10,000,000		$100,000
Insuring Agreement H (Stop Payment)	$100,000		$10,000
Insuring Agreement I (Uncollectible Items of Deposit)	$100,000		$10,000
Insuring Agreement J (Computer Systems)	$10,000,000		$100,000
Insuring Agreement K (Unauthorized Signature)	$100,000		$10,000
Insuring Agreement L (Telefacsimile Transfer Fraud)-	$5,000,000		$100,000
Insuring Agreement M (Voice Initiated Transfer)	$5,000,000		$100,000

2-14076

41205 (04/95)

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached thereto: Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17, #18

ITEM 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No. (s) 01-181-86-02 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $18,119

2-14076

41205 (04/95)

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY
National Union Fire Insurance Company of Pittsburgh, Pa.	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

MARSH USA INC.

1166 AVENUE OF THE AMERICAS

NEW YORK, NY 10036-3712

7149217

2-14076

41205 (04/95)

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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National Union Fire Insurance Company of Pittsburgh®, Pa.

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)	Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)	counterfeited, or

(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)	through the Insured’s having, in good faith and in the course of business,

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)	2	© All rights reserved.

guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon he Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured
Fund(s).

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

1.	If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.	If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/ her employment.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO THE

FOLLOWING CONDITIONS

AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/ or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

a)	an investment advisor,

b)	an underwriter (distributor),

c)	a transfer agent or shareholder accounting record-keeper, or

d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)	“Property” means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.
(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)	loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)	loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)	loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or
(d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)	loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or
Property of the Insured, except when covered under Insuring Agreement (A).

(k)	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)	loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)	any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)	7	© All rights reserved.

loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of

accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)	8	© All rights reserved.

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)	9	© All rights reserved.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)	10	© All rights reserved.

(b)	as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)	11	© All rights reserved.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)	12	© All rights reserved.

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84)	13	© All rights reserved.

ENDORSEMENT# 1

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT - NY STATUTE 3420

Wherever used in this endorsement: 1) “we”, “us”, “our” and “Insurer” mean the insurance company which issued this policy; 2) “you”, “your”, “Insured” and “first Named Insured” mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; 3) “other insured(s)” means all other persons or entities afforded coverage under the policy; 4) “Discovery Period” means Discovery Period or Extended Reporting Period, as defined in the policy; and 5) “Claim” means Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is amended as follows:

A.	The following provisions are hereby added to the policy:

FAILURE TO GIVE NOTICE WITHIN PRESCRIBED TIME:

Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed time shall not invalidate any Claim made against an Insured if:

(a)	it shall be shown not to have been reasonably possible to give notice within the prescribed time and that notice was given as soon as was reasonably possible thereafter; or

(b)	the failure to provide timely notice has not prejudiced the Insurer.

Any such Claim shall be deemed to have been first made against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the “Noticed Policy”) in which the Insurer received notice of the Claim; provided that the coverage afforded with respect to the Noticed Policy shall be in an amount not greater than the amount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the “Former Policy”) in which the Claim was actually first made against the Insured. The foregoing sentence may result in (but not be limited to): (1) reducing the limit of liability available for such a Claim to the available limit of liability applicable to the Former Policy; (2) increasing the applicable retention amount to that retention amount applicable to the Former Policy; or (3) reducing or eliminating coverage due to exclusions or other restrictions appearing in the Former Policy but eliminated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsement if there was not in existence a Former Policy at the time the Claim was actually first made against the Insured.

With respect to subsection (b) above, any such Claim must be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Former Policy.

Nothing in this endorsement shall be construed to provide coverage for a Claim under more than one Policy Period or Discovery Period.

PREJUDICE:

© All rights reserved.

2-14076

83231 (1/09)	END 001

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 1 (continued)

In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the time required under the policy, the burden of proof shall be on:

(a)	the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or

(b)	the Insured to prove that the Insurer has not been prejudiced, if the notice was provided more than two years after the time required under the policy.

The Insurer’s rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim.

Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the notice, the Insured’s liability has been determined by a court of competent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

NOTICE TO AGENT:

Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claimant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed notice to the Insurer.

INSOLVENCY/BANKRUPTCY OF INSURED:

The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirements are met by Insured, its trustee or receiver in bankruptcy. Should a covered judgment be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the amount of such judgment not to exceed the applicable limit of liability under this policy.

B.	The Clause entitled, “Action Against Us” or “Action Against Company” is deleted in its entirety and replaced with the following:

No one may bring an action against us unless there has been full compliance with all the terms of this policy and the amount of the Insured’s obligation to pay has been finally determined either by:

1.	judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judgment upon the Insured and upon us; or

2.	written agreement of the Insured, the claimant and us.

Any person or organization or legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

83231 (1/09)	END 001

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 2

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOC TO SEC

It is agreed that:

1.	The attached bond shall not be canceled, as provided in parts (a) and (b) of Section 12 or modified by rider except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancellation or modification.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 2

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 3

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data elements or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a)	cause the Insured or its agent(s) to sustain a loss, and

(b)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(c)	and further provided such voice instructions or advices:

(i)	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii)	were electronically recorded by the Insured or its agent(s).

2-14076

MNSCPT	END 3

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 3 (Continued)

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.	As used in this Rider, Computer System means

(a)	computers with related peripheral components, including storage components, wherever located, including mobile devices,

(b)	systems and applications software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved,

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	Loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	Loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

2-14076

MNSCPT	END 3

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 3 (Continued)

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “at any time but discovered during the Bond Period,”

5.	The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be Ten Million Dollars ($10,000,000).

8.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of One Hundred Thousand Dollars ($100,000) (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under anyone Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

2-14076

MNSCPT	END 3

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 3 (Continued)

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recordings of such Voice Instructions or advices.”

12.	Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 3

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 4

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES

It is agreed that:

(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2)	Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)	The Limit of Liability for the coverage provided by this rider shall be One Hundred Thousand Dollars ($100,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5)	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Ten Thousand Dollars ($10,000) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 4

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 5

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.	Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c-claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)	“Notice of Claim Reporting” means “notice of claim/ circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/ Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

99758 (8/08)	END 005

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 6

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

VOICE INITIATED TRANSFER FRAUD

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting directly from the Insured having, in good faith, transferred funds from a Customer’s account through an electronic funds transfer system covered in the Computer Systems Insuring Agreement attached to this bond, in reliance upon a Voice Initiated Funds Transfer Instruction which was purported to be from an officer, director, partner or employee of a Customer of the Insured who was authorized and appointed by such Customer to instruct the Insured by means of voice message transmitted by telephone to make certain funds transfers, and which instruction

1.	was in fact, from an impostor, or a person not authorized by the Customer to issue such instructions by voice message transmitted by telephone, and which

2.	was received by an Employee of the Insured specifically designated to receive and act upon such instructions; but provided that

a.	such voice instruction was electronically recorded by the Insured and proper password(s) or code words(s) given; and

b.	if the transfer was in excess of $100,000 the voice instruction was verified by a direct call back to an employee or the Customer (or a person thought by the Insured to be an employee of the Customer)

2.	As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured for Customer Voice Initiated Electronic Funds Transfer and has provided the Insured with the names of its officer, directors, partners or employees authorized to initiate such Transfers.

3.	The Single Loss Limit of Liability for the Voice Initiated Electronic Funds transfer Insuring Agreement is $5,000,000 subject to a $100,000 Single Loss Deductible.

4.	The following is added as part (g) Section 5:

(g)	Proof of loss for claim under the Voice Initiated Electronic Funds Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call back, if such call was required.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 6

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 7

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement L as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1)	purports and reasonably appears to have originated from

(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3)	contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $100,000 the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

2-14076

MNSCPT	END 7

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 7 (Continued)

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

2.	In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 7

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 8

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT G - COUNTERFEIT CURRENCY

It is agreed that:

The attached bond is hereby amended by deleting Insuring Agreement G - Counterfeit Currency and by substituting in lieu, there of the following:

“Loss through the receipt by the Insured, in good faith, or any counterfeit or altered paper currencies or coin of any country worldwide.”

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 8

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 9

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 2- EXCLUSIONS

It is agreed that:

1.	Section 2, Exclusions, under General Agreement is amended to include the following subsections:

(n)	loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise Insuring Agreement A.

(o)	the underwriter shall not be liable under the attached bond for loss due to liability imposed upon by the Insured as a result of the unlawful disclosure of non-public material information, whether authorized or unauthorized.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond or amendments thereof other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 9

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 10

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 13 - TERMINATION CANCELLATION

1.	Sub-section (b) of Section 13. Termination under General Agreements, is deleted in its entirety and the following is substituted in lieu thereof:

Upon the detection by any Insured that such employee has committed any dishonest or fraudulent act(s) or theft. The Insured shall immediately remove such Employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and completed particulars of the detected dishonest or fraudulent act(s) or theft, or

For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with such (detected) Employee, becomes aware that the (detected) Employee has committed any dishonest or fraudulent act(s) or theft.

This Bond shall terminate to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than sixty 60 days prior to the effective date of termination specified in such notice.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond or amendments thereof other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 10

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 11

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND CONSOLIDATION OR/MERGER

1.	General Agreement A, (additional Offices or Employees-Consolidation or Merger Notice is amended by inserting the following:

(3)	Item 1. of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter following the end of the Bond Period, a list of all newly created portfolio and copies of any prospectus and statement of additional information relating to such Newly created Investment Companies or portfolios unless such prospectuses and statement of additional information have been previously submitted.

Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the Period will continue to be Insured only of the Underwriters is notified as set forth in this paragraph and the information required herein is proved to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

2.	It is further agreed that the following definition is added to Section 1. DEFINITIONS.

(g)	Newly Created Investment Company or portfolio shall means any Investment Company or portfolio for which registration with the SEC has been declared.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond or amendments thereof other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 11

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 12

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND DEFINITIONS - SECTION 1

It is agreed that:

1.	Section 1. Definitions, under General Agreements is amended to include the following paragraph:

(f)	Investment Company means an investment company registered under the Investment Company Act; of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond or amendments thereof other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 12

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 13

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED

In consideration of the premium charged, it is hereby understood and agreed that Item 1. Declarations page, Name of Insured is amended to include the following entities, however, solely with respect those individuals meeting the requirements in subparagraph (9) in the definition of Employee;

1.	AXA Advisors, LLC

2.	AXA Equitable Life Insurance Company

3.	AXA Distributors,

4.	AXA Equitable Funds Management Group, LLC

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 13

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 14

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION AMENDATORY

(RETURN PRO RATA)

Wherever used herein: (1) “Policy” means the policy or bond to which this endorsement or rider is made part of; (2) “Insurer” means the “Insurer,” “Underwriter,” “Company” or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) “Company” means the “Named Entity,” “Named Corporation, “Named Organization,” “Named Sponsor,” “Named Insured,” “First Named Insured,” “Insured’s Representative,” “Policyholder” or equivalent term stated in Item 1 of the Declarations; and (4) “Period” means the “Policy Period,” “Bond Period” or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Company, the Insurer shall return to the Company the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

101036 (04/09)	END 14

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 15

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK STATUTORY RIDER/ENDORSEMENT

It is agreed that:

1.	Part (a) of the Section entitled “Termination or Cancelation” of this bond/policy is deleted.

2.	Cancel action of this bond/policy by the Underwriter/Company is subject to the following provisions:

If the bond/policy has been in effect for 60 days or less, it may be cancelled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancel action to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:

(A)	non-payment of premium;

(B)	conviction of a crime arising out of acts increasing the hazard insured against;

(C)	discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;

(D)	after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(F)	the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer’s solvency or be hazardous to the interests of the insureds, the insurer’s creditors or the public;

(G)	a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

2-14076

MNSCPT	END 15

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 15 (Continued)

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(H)	where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i)	a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

(ii)	notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.

Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3.	If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4.	If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

5.	The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter’s/Company’s exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 15

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 16

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY AGREEMENT

It is agreed that:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and the following is substituted therefor:

(A)	Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

The term “Loans” as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term “Trading” as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2-14076

MNSCPT	END 16

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 16 (Continued)

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT	END 16

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 17

This endorsement, effective at 12:01 AM	April 11, 2016	forms a part of
Policy No. 01-309-82-21
Issued to: AXA PREMIER VIP TRUST

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

89644 (6/13)	END 017

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 18

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

41205	04/95	INVESTMENT COMPANY BLANKET BOND DEC PAGE

41206	09/84	INVESTMENT COMPANY BLANKET BOND GUTS

83231	01/09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT

MNSCPT		NOC TO SEC

MNSCPT		COMPUTER SYSTEMS FRAUD

MNSCPT		UNAUTHORIZED SIGNATURES

99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)

MNSCPT		VOICE INITIATED TRANSFER FRAUD

MNSCPT		TELEFACSIMILE TRANSFER FRAUD

MNSCPT		AMEND INSURING AGREEMENT G - COUNTERFEIT CURRENCY

MNSCPT		AMEND SECTION 2- EXCLUSIONS

MNSCPT		AMEND SECTION 13 - TERMINATION CANCELLATION

MNSCPT		AMEND CONSOLIDATION OR/MERGER

MNSCPT		AMEND DEFINITIONS - SECTION 1

MNSCPT		NAMED INSURED

101036	04/09	CANCELLATION AMENDATORY

MNSCPT		NEW YORK STATUTORY RIDER/ENDORSEMENT

MNSCPT		AMENDED FIDELITY AGREEMENT

89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT

78859	10/01	FORMS INDEX ENDORSEMENT

© All rights reserved.

2-14076

78859 (10/01)	END 018

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT# 18

This endorsement, effective 12:01 AM	April 11, 2016	forms a part of
policy number 01-309-82-21
issued to AXA PREMIER VIP TRUST

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

78859 (10/01)	END 018

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-309-82-21 Date:

Type of Coverage: D&O              E&O              Fidelity              (complete the Fidelity Supplemental on the next page)

Insured’s Name, as given on Policy Declarations (Face Page):

AXA PREMIER VIP TRUST

Contact Person:

Title:

Phone: ( ) - Ext

eMail: @

Case or Claimant Name:

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: MARSH USA INC.

Address: 1166 AVENUE OF THE AMERICAS, NEW YORK, NY 10036-3712

Address:

Contact: Kevin Giullet          Phone:

eMail: kevin.giullet@marsh.com

Send Notice of Claims to:	AIG	Phone:	(888) 602-5246
	Financial Lines Claims	Fax:	(866) 227-1750
	P.O. Box 25947	Email:	c-Claim@AIG.com
Shawnee Mission, KS 66225

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-309-82-21

Date of Discovery:		Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud

	Funds Transfer	Robbery/Burglary

	ID Theft	Forgery

	Client Property	In Transit

	ERISA	Credit Card Forgery

	Other	if Other, describe:

Send Notice Of Claims To:	AIG	Phone:	(888) 602-5246
	Financial Lines Claims	Fax:	(866) 227-1750
	P.O. Box 25947	Email:	c-Claim@AIG.com
Shawnee Mission, KS 66225

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Centralized Customer Link and Information Management

Exhibit B

ASSISTANT SECRETARY’S CERTIFICATE

I, Anthony Geron, Assistant Secretary of AXA Premier VIP Trust (“Trust”) hereby certify that the following resolutions were adopted at a Meeting of the Board of Trustees of the Trust held on March 10, 2016, and that said resolutions remain in full force and effect:

VOTED, that the Investment Company Blanket Bond (“Fidelity Bond”) issued by National Union Fire Insurance Company of Pittsburgh, PA for the Trust, with respect to each Portfolio, and AXA Equitable Funds Management Group, LLC (“FMG LLC”), AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC, be, and it hereby is, approved effective as of April 11, 2016; and further

VOTED, after giving due consideration to all factors deemed relevant by the Board, including, among other things: the value of the aggregate assets of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the Trust’s Portfolios that the Fidelity Bond, be, and it hereby is, found to be reasonable in form and amount of $10,000,000; and further

VOTED, that the premium for the Fidelity Bond to be allocated to the Trust based upon consideration of all relevant factors, including the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, approved; and further

VOTED, that the appropriate officers of the Trust be, and each hereby is, authorized to take such actions as may be required to amend the Fidelity Bond to include in the coverage new Portfolios advised, sub-advised or administered by FMG LLC or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission; and further

VOTED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such actions and execute and deliver such documents as such officers may determine, with advice of counsel, as may be necessary to carry out the intent of the foregoing resolutions and to make changes to such documents as the officers of the Trust may deem necessary or appropriate.

IN WITNESS WHEREOF, I have hereunto set my hand as Assistant Secretary of the Trust this 29th day of September 2016.

/s/ Anthony Geron
Anthony Geron

AMENDMENT NO. 5

FIDELITY BOND SHARING AGREEMENT

AMENDMENT NO. 5, dated as of September 26, 2015 (“Amendment No. 5”) to the Fidelity Bond Sharing Agreement, dated as of May 1, 2011, as amended (“Agreement”), between AXA Premier VIP Trust, a Delaware statutory trust (“Trust”) on behalf of each of its series specified in Appendix A attached hereto (“Portfolios”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

The Portfolios hereby agree to modify and amend the Agreement as follows:

1.	Removed Portfolios. The following Portfolios of the Trust are hereby deleted in their entirety from the Agreement: CharterSM Alternative 100 Conservative Plus Portfolio, CharterSM Alternative 100 Growth Portfolio, CharterSM International Conservative Portfolio, CharterSM International Growth Portfolio, CharterSM Equity Portfolio and CharterSM Fixed Income Portfolio.

2.	Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust on behalf of which the Trust is entering into the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 5 as of the date first above set forth.

AXA PREMIER VIP TRUST on behalf of each its Portfolios		AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC

By:	/s/ Brian E. Walsh	By:	/s/ Steven M. Joenk
	Brian E. Walsh		Steven M. Joenk
	Chief Financial Officer and Treasurer		Chairman, Chief Executive Officer and President

APPENDIX A

AMENDMENT NO. 5

FIDELITY BOND SHARING AGREEMENT

AXA Aggressive Allocation Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative–Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate–Plus Allocation Portfolio

CharterSM Conservative Portfolio

CharterSM Moderate Portfolio

CharterSM Moderate Growth Portfolio

CharterSM Growth Portfolio

CharterSM Aggressive Growth Portfolio

CharterSM International Moderate Portfolio

CharterSM Income Strategies Portfolio

CharterSM Interest Rate Strategies Portfolio

CharterSM Real Assets Portfolio

CharterSM Alternative 100 Moderate Portfolio

CharterSM Multi-Sector Bond Portfolio

CharterSM Small Cap Growth Portfolio

CharterSM Small Cap Value Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio

Target 2055 Allocation Portfolio

AMENDMENT NO. 4

FIDELITY BOND SHARING AGREEMENT

AMENDMENT NO. 4, dated as of December 10, 2014 (“Amendment No. 4”) to the Fidelity Bond Sharing Agreement, dated as of May 1, 2011, as amended (“Agreement”), between AXA Premier VIP Trust, a Delaware statutory trust (“Trust”) on behalf of each of its series specified in Appendix A attached hereto (“Portfolios”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

The Portfolios hereby agree to modify and amend the Agreement as follows:

3.	The Trust hereby includes the Target 2055 Allocation Portfolio in the Agreement from and after the date hereof for all purposes on the terms and conditions contained in the Agreement.

4.	Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust participating on behalf of which the Trust is entering into the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 4 as of the date first above set forth.

AXA PREMIER VIP TRUST on behalf of each its Portfolios		AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC

By:	/s/ Brian Walsh	By:	/s/ Steven M. Joenk
	Brian Walsh		Steven M. Joenk
	Chief Financial Officer and Treasurer		Chairman, Chief Executive Officer and President

APPENDIX A

AMENDMENT NO. 4

FIDELITY BOND SHARING AGREEMENT

AXA Aggressive Allocation Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative–Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate–Plus Allocation Portfolio

CharterSM Fixed Income Portfolio

CharterSM Conservative Portfolio

CharterSM Moderate Portfolio

CharterSM Moderate Growth Portfolio

CharterSM Growth Portfolio

CharterSM Aggressive Growth Portfolio

CharterSM Equity Portfolio

CharterSM International Conservative Portfolio

CharterSM International Moderate Portfolio

CharterSM International Growth Portfolio

CharterSM Income Strategies Portfolio

CharterSM Interest Rate Strategies Portfolio

CharterSM Real Assets Portfolio

CharterSM Alternative 100 Conservative Plus Portfolio

CharterSM Alternative 100 Moderate Portfolio

CharterSM Alternative 100 Growth Portfolio

CharterSM Multi-Sector Bond Portfolio

CharterSM Small Cap Growth Portfolio

CharterSM Small Cap Value Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio

Target 2055 Allocation Portfolio

AMENDMENT NO. 3

FIDELITY BOND SHARING AGREEMENT

AMENDMENT NO. 3, dated as of July 8, 2014 (“Amendment No. 3”) to the Fidelity Bond Sharing Agreement, dated as of May 1, 2011, as amended (“Agreement”), between AXA Premier VIP Trust, a Delaware statutory trust (“Trust”) on behalf of each of its series specified in Appendix A attached hereto (“Portfolios”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

The Portfolios hereby agree to modify and amend the Agreement as follows:

5.	Removed Portfolios. The following Portfolios of the Trust are hereby deleted in their entirety from the Agreement: Multimanager Aggressive Equity Portfolio, Multimanager Core Bond Portfolio, Multimanager International Equity Portfolio, Multimanager Large Cap Core Equity Portfolio, Multimanager Large Cap Value Portfolio, Multimanager Mid Cap Growth Portfolio, Multimanager Mid Cap Value Portfolio, and Multimanager Technology Portfolio.

6.	Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust participating on behalf of which the Trust is entering into the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 3 as of the date first above set forth.

AXA PREMIER VIP TRUST on behalf of each its Portfolios		AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC

By:	/s/ Brian Walsh	By:	/s/ Steven M. Joenk
	Brian Walsh		Steven M. Joenk
	Chief Financial Officer and Treasurer		Chairman, Chief Executive Officer and President

APPENDIX A

AMENDMENT NO. 3

FIDELITY BOND SHARING AGREEMENT

AXA Aggressive Allocation Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative–Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate–Plus Allocation Portfolio

CharterSM Fixed Income Portfolio

CharterSM Conservative Portfolio

CharterSM Moderate Portfolio

CharterSM Moderate Growth Portfolio

CharterSM Growth Portfolio

CharterSM Aggressive Growth Portfolio

CharterSM Equity Portfolio

CharterSM International Conservative Portfolio

CharterSM International Moderate Portfolio

CharterSM International Growth Portfolio

CharterSM Income Strategies Portfolio

CharterSM Interest Rate Strategies Portfolio

CharterSM Real Assets Portfolio

CharterSM Alternative 100 Conservative Plus Portfolio

CharterSM Alternative 100 Moderate Portfolio

CharterSM Alternative 100 Growth Portfolio

CharterSM Multi-Sector Bond Portfolio

CharterSM Small Cap Growth Portfolio

CharterSM Small Cap Value Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio

AMENDMENT NO. 2

FIDELITY BOND SHARING AGREEMENT

AMENDMENT NO. 2, dated as of April 18, 2014 (“Amendment No. 2”) to the Fidelity Bond Sharing Agreement, dated as of May 1, 2011, as amended (“Agreement”), between AXA Premier VIP Trust, a Delaware statutory trust (“Trust”) on behalf of each of its series specified in Appendix A attached hereto (“Portfolios”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

The Portfolios hereby agree to modify and amend the Agreement as follows:

7.	Name Changes. Effective April 18, 2014, the following Portfolio’s names shall be changed as follows:

Current Name	New Name
Multimanager Multi-Sector Bond Portfolio	CharterSM Multi-Sector Bond Portfolio
Multimanager Small Cap Growth Portfolio	CharterSM Small Cap Growth Portfolio
Multimanager Small Cap Value Portfolio	CharterSM Small Cap Value Portfolio

8.	Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust participating on behalf of which the Trust is entering into the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first above set forth.

AXA PREMIER VIP TRUST on behalf of each its Portfolios		AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC

By:	/s/ Brian Walsh	By:	/s/ Steven M. Joenk
	Brian Walsh		Steven M. Joenk
	Chief Financial Officer and Treasurer		Chairman, Chief Executive Officer and President

APPENDIX A

AMENDMENT NO. 2

FIDELITY BOND SHARING AGREEMENT

Multimanager Aggressive Equity Portfolio

Multimanager Core Bond Portfolio

Multimanager International Equity Portfolio

Multimanager Large Cap Core Equity Portfolio

Multimanager Large Cap Value Portfolio

Multimanager Mid Cap Growth Portfolio

Multimanager Mid Cap Value Portfolio

Multimanager Technology Portfolio

AXA Aggressive Allocation Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative–Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate–Plus Allocation Portfolio

CharterSM Fixed Income Portfolio

CharterSM Conservative Portfolio

CharterSM Moderate Portfolio

CharterSM Moderate Growth Portfolio

CharterSM Growth Portfolio

CharterSM Aggressive Growth Portfolio

CharterSM Equity Portfolio

CharterSM International Conservative Portfolio

CharterSM International Moderate Portfolio

CharterSM International Growth Portfolio

CharterSM Income Strategies Portfolio

CharterSM Interest Rate Strategies Portfolio

CharterSM Real Assets Portfolio

CharterSM Alternative 100 Conservative Plus Portfolio

CharterSM Alternative 100 Moderate Portfolio

CharterSM Alternative 100 Growth Portfolio

CharterSM Multi-Sector Bond Portfolio

CharterSM Small Cap Growth Portfolio

CharterSM Small Cap Value Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio

AMENDMENT NO. 1

FIDELITY BOND SHARING AGREEMENT

AMENDMENT NO. 1 to the Fidelity Bond Sharing Agreement (“Agreement No. 1”), dated as of October 21, 2013, between AXA Premier VIP Trust, a Delaware statutory trust (“Trust”) on behalf of each of its series specified in Appendix A attached hereto (“Portfolios”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

The Portfolios hereby agree to modify and amend the Fidelity Bond Sharing Agreement, dated as of May 1, 2011, between the Trust, on behalf of each of the Portfolios, and the Manager (“Agreement”), as follows:

9.	New Portfolios. The Trust hereby includes the CharterSM Fixed Income Portfolio, CharterSM Conservative Portfolio, CharterSM Moderate Portfolio, CharterSM Moderate Growth Portfolio, CharterSM Growth Portfolio, CharterSM Aggressive Growth Portfolio, CharterSM Equity Portfolio, CharterSM International Conservative Portfolio, CharterSM International Moderate Portfolio, CharterSM International Growth Portfolio, CharterSM Income Strategies Portfolio, CharterSM Interest Rate Strategies Portfolio, CharterSM Real Assets Portfolio, CharterSM Alternative 100 Conservative Plus Portfolio, CharterSM Alternative 100 Moderate Portfolio, and CharterSM Alternative 100 Growth Portfolio in the Agreement from and after the date hereof for all purposes on the terms and conditions contained in the Agreement.

10.	Appendix A. Appendix A to the Agreement, setting forth the Portfolios of the Trust participating on behalf of which the Trust is entering into the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first above set forth.

AXA PREMIER VIP TRUST on behalf of each its Portfolios		AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC

By:	/s/ Brian Walsh	By:	/s/ Steven M. Joenk
	Brian Walsh		Steven M. Joenk
	Chief Financial Officer and Treasurer		Chairman, Chief Executive Officer and President

APPENDIX A

AMENDMENT NO. 1

FIDELITY BOND SHARING AGREEMENT

Multimanager Aggressive Equity Portfolio

Multimanager Core Bond Portfolio

Multimanager International Equity Portfolio

Multimanager Large Cap Core Equity Portfolio

Multimanager Large Cap Value Portfolio

Multimanager Mid Cap Growth Portfolio

Multimanager Mid Cap Value Portfolio

Multimanager Multi-Sector Bond Portfolio

Multimanager Small Cap Growth Portfolio

Multimanager Small Cap Value Portfolio

Multimanager Technology Portfolio

AXA Aggressive Allocation Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative–Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate–Plus Allocation Portfolio

CharterSM Fixed Income Portfolio

CharterSM Conservative Portfolio

CharterSM Moderate Portfolio

CharterSM Moderate Growth Portfolio

CharterSM Growth Portfolio

CharterSM Aggressive Growth Portfolio

CharterSM Equity Portfolio

CharterSM International Conservative Portfolio

CharterSM International Moderate Portfolio

CharterSM International Growth Portfolio

CharterSM Income Strategies Portfolio

CharterSM Interest Rate Strategies Portfolio

CharterSM Real Assets Portfolio

CharterSM Alternative 100 Conservative Plus Portfolio

CharterSM Alternative 100 Moderate Portfolio

CharterSM Alternative 100 Growth Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio

AXA PREMIER VIP TRUST

FIDELITY BOND SHARING AGREEMENT

THIS AGREEMENT made and entered into as of May 1, 2011, by and between AXA Premier VIP Trust (“Trust”), an open-end management investment company, on behalf of each of its series specified in Appendix A (“Funds”) and AXA Equitable Funds Management Group, LLC, the investment manager for the Trust (“Manager”).

WHEREAS, the Manager acts as investment manager to each of the Funds and each Fund is advised by an investment adviser; and

WHEREAS, pursuant to the requirement of Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust, on behalf of each Fund, and the Manager have obtained fidelity bond coverage as named parties (“Insureds”) under a joint insured fidelity bond, as may be amended from time to time to reflect any additions to Appendix A (“Bond”); and

WHEREAS, the Insureds, in order to be covered by a single fidelity bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which premiums and recoveries under the Bond shall be allocated among the Funds.

NOW THEREFORE, it is agreed as follows:

1. Amount of Coverage Maintained. The amount of fidelity coverage under the Bond shall at all times be at least equal in the amount to the sum of (i) the total amount of coverage that the Trust, on behalf of each Fund, would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 had the Trust not been a named insured under the bond, plus (ii) the amount of each bond that the Manager would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act.

2. Allocation of Recovery. In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the terms of the Bond, any recovery under the Bond shall be allocated among such Insureds as follows:

(a) If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total amount of loss suffered by the Insureds suffering the loss, then each such Insured shall be entitled to recover the amount of its actual loss.

(b) If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirement as set forth in Section 1. hereof and the amount of such Insureds’ combined actual losses excess the total amount of coverage provided under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement, and (ii) to the extent there exists any excess coverage, the proportion of such excess coverage that its minimum requirement bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss; provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured or Insureds in proportion to their relative minimum coverage requirements.

(c) If (i) the amount of actual loss suffered by any Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of another Insured or the other Insureds exceeds its or their minimum coverage requirement or requirements, and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then any Insured that has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If only one other Insured has suffered actual loss, it shall be entitled to recover the remainder of the amount of the coverage under the bond. If more than one Insured has suffered actual loss in excess of the remaining coverage, then they shall allocate such remaining amount of coverage in accordance with paragraph (b) of this section 2.

3. Allocation of Premiums. No premium shall be paid under the Bond unless the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by the Trust, on behalf of each Fund. Premiums due and payable under the Bond shall be paid 90% by AXA Premier VIP Trust and 10% by the Manager or its affiliates.

4. Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

5. Filing with the Commission. A copy of this Agreement and any amendment thereto shall be filed with the Securities and Exchange Commission within 10 days after the execution thereof.

6. Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.

7. Limitations of Liability of Trustees and Shareholders. A copy of the Agreement and Declaration of Trust, and any amendments thereto, are on file with the Secretary of State of Delaware, and it is hereby agreed that this Agreement is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, AXA Premier VIP Trust, on behalf of each of its Funds, and AXA Equitable Funds Management Group, LLC, have caused this Agreement to be executed as of the day and year first written.

AXA Premier VIP Trust, on behalf of each of its Funds		AXA Equitable Funds Management Group, LLC

By:	/s/ Brian Walsh	By:	/s/ Steven M. Joenk
	Brian Walsh		Steven M. Joenk
	Chief Financial Officer		President and Chief Executive Officer

Appendix A

Multimanager Aggressive Equity Portfolio

Multimanager Core Bond Portfolio

Multimanager International Equity Portfolio

Multimanager Large Cap Core Equity Portfolio

Multimanager Large Cap Value Portfolio

Multimanager Mid Cap Growth Portfolio

Multimanager Mid Cap Value Portfolio

Multimanager Multi-Sector Bond Portfolio

Multimanager Small Cap Growth Portfolio

Multimanager Small Cap Value Portfolio

Multimanager Technology Portfolio

AXA Conservative Allocation Portfolio

AXA Conservative-Plus Allocation Portfolio

AXA Moderate Allocation Portfolio

AXA Moderate-Plus Allocation Portfolio

AXA Aggressive Allocation Portfolio

Target 2015 Allocation Portfolio

Target 2025 Allocation Portfolio

Target 2035 Allocation Portfolio

Target 2045 Allocation Portfolio